M/S VP 3-5-02


02005869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 20 2002
354

SEC FILE NUMBER
8-35004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TORREY PINES SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12626 HIGH BLUFF DRIVE, SUITE 400
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK C. SMITH (858) 259-9921
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATRANGA & CORREIA AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

4180 LA JOLLA VILLAGE DRIVE, SUITE 470, LA JOLLA, CA 92037
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP 3/14/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK C. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORREY PINES SECURITIES, INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


CHRIS MENRAD
COMM. # 1210511
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. FEB. 9, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORREY PINES SECURITIES, INC.
AUDIT REPORT IN CONFORMITY WITH
RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS



Matranga & Correia
An Accountancy Corporation

Members:
California Society of Certified Public Accountants
American Institute of Certified Public Accountants

Joseph E. Matranga CPA
joe@matrangacorreia.com

Maurice P. Correia CPA
maurice@matrangacorreia.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Torrey Pines Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Torrey Pines Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in shareholder's equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Note 2 and Schedule I - Computation of Net Capital, Schedule II - Computation of Net Capital Requirement, and Schedule III - Computation of Aggregate Indebtedness on pages 18, 19 and 20 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Supplementary Schedule IV - Operating Expenses as well as Schedules I - III have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Matranga & Correia

January 31, 2002
La Jolla, California

4180 La Jolla Village Drive, Suite 470 • La Jolla, CA 92037 • Tel: (858) 875•1100 • Fax: (858) 875•1530

TORREY PINES SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities:		
Margin debt account (Note 6)	$ 84	$ 351,020
Commission payable	147,045	0
Accounts payable and accrued expenses	1,485	24,784
Deferred income taxes (Note 9)	22,925	31,620
Total Current Liabilities	171,539	407,424
Stockholders' Equity:		
Common stock, no par value, 2,000,000 shares authorized, 100,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	20,000	20,000
Retained earnings	1,169,900	1,362,333
Total Stockholders' Equity	1,214,900	1,407,333
Total Liabilities and Stockholders' Equity	$ 1,386,439	$ 1,814,757

See accompanying notes to the financial statements